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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM       TO


COMMISSION FILE NUMBER 1-15157

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv 401(k) Savings and Investment Plan, known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                         /s/ ARTHUR ANDERSEN LLP



Chicago, Illinois
June 15, 2001

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999


                                                                     2000             1999
                                                                 ------------     ------------
ASSETS:
   Investments, at fair value-
     Corporate securities-
       Pactiv Corporation common stock                           $ 28,801,162     $ 42,470,703
       Tenneco Automotive Inc. common stock                           637,616        7,755,831
       El Paso Energy common stock                                          -        8,137,662
       Newport News Shipbuilding Inc. common stock                          -        5,822,081
                                                                 ------------     ------------
                                                                   29,438,778       64,186,277
     Collective trust funds-
       Barclays Global Investors Equity Index Fund                 20,864,003       67,891,099
       Barclays Global Investors U.S. Debt Market Index Fund        2,994,357        6,968,963
                                                                 ------------     ------------
                                                                   23,858,360       74,860,062
     Registered investment companies-
       Fidelity Growth Company Fund                                45,671,609      119,218,324
       INVESCO Total Return Fund                                    5,880,475       14,178,495
       Putnam New Opportunities Fund                               20,562,296       56,252,806
       Templeton Foreign Fund                                       4,988,993       10,711,975
                                                                 ------------     ------------
                                                                   77,103,373      200,361,600

     Nations Cash Reserves                                         34,056,664       91,948,554
     Bankers Trust Pyramid Directed Account Cash Fund               2,167,955        2,609,515
     Participant loans receivable                                   2,964,925        8,412,203
                                                                 ------------     ------------

                               Total investments                  169,590,055      442,378,211

   Receivables-
     Employee contributions                                           344,487                -
     Employers' contributions                                         290,079        1,948,448
     Accrued interest and dividends                                   185,277          479,637
     Due from broker                                                  411,154          365,617
     Due from affiliated plan                                               -          285,714
                                                                 ------------     ------------

                               Total receivables                    1,230,997        3,079,416

   Cash, noninterest bearing                                                -            1,338
                                                                 ------------     ------------

                               Total assets                       170,821,052      445,458,965

LIABILITIES:
   Due to broker                                                      205,812          604,346
                                                                 ------------     ------------

                               Total liabilities                      205,812          604,346
                                                                 ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $170,615,240     $444,854,619
                                                                 ============     ============

              The accompanying notes to financial statements are an
                  integral part of these financial statements.

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                         $ 444,854,619
                                                                                  -------------

ADDITIONS:
   Dividends-
     Corporate securities                                                               105,509
     Registered investment companies                                                  8,661,596
                                                                                  -------------

                          Total dividends                                             8,767,105

   Interest                                                                           2,289,212
   Repayment of loan interest                                                           259,479
                                                                                  -------------
                                                                                      2,548,691

   Net appreciation (depreciation) in fair value of investments-
     Corporate securities                                                             3,144,603
     Collective trust funds                                                          (3,856,178)
     Registered investment companies                                                (18,000,656)
                                                                                  -------------

                          Total net depreciation in fair value of investments       (18,712,231)

   Contributions-
     Employee                                                                         9,733,438
     Employers'                                                                       8,402,034
     Rollover                                                                           420,041
                                                                                  -------------

                          Total contributions                                        18,555,513
                                                                                  -------------

                          Total additions                                            11,159,078
                                                                                  -------------

DEDUCTIONS:
   Withdrawals                                                                       38,160,951
   Administrative expenses                                                              355,175
   Transfers to other plans (Note 1)                                                246,882,331
                                                                                  -------------

                          Total deductions                                          285,398,457
                                                                                  -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                               $ 170,615,240
                                                                                  =============

              The accompanying notes to financial statements are an
                   integral part of this financial statement.

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1.  DESCRIPTION OF THE PACTIV
    401(k) SAVINGS AND INVESTMENT PLAN:

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan), known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation is sponsor of the Plan. In conjunction with a series of transactions during 1999, certain employees of Tenneco Automotive Inc. and Packaging Corporation of America and their subsidiaries continued to participate in the Plan through January 31, 2000. Effective February 1, 2000, account balances of affected participants totaling approximately $246,000,000 were transferred to plans sponsored by Tenneco Automotive Inc. and Packaging Corporation of America.

In conjunction with the sale of two Pactiv Corporation locations during 2000, account balances of affected participants totaling approximately $1,000,000 were transferred to a plan sponsored by the purchaser.

For purposes of these financial statements, "Employers" refers to Pactiv Corporation, Tenneco Automotive Inc., Packaging Corporation of America and their subsidiaries that participated in the Plan through January 31, 2000. Subsequent to January 31, 2000, "Employers" refers to Pactiv Corporation and its subsidiaries.

Eligibility and Contributions

Eligible employees, as defined in the Plan document, generally participate in the Plan the first day of the month following the completion of one year of service.

Eligible employees may make contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $10,500 for 2000. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Plan: 4 percent--through three years; 5 percent--over three through five years; 6 percent--over five through seven years; and 8 percent--over seven years.

The Pactiv Corporation contributions are invested in Pactiv Corporation common stock. The Pactiv Corporation matching contributions and the related earnings made after January 1, 1993, must remain in the form of Pactiv Corporation common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding certain Employers' matching contributions, will be invested. During 2000, participants can invest in two collective trust funds, four registered investment companies, a money market fund and Pactiv Corporation common stock. Monies pending purchase in each of the investment options are temporarily invested in the Bankers Trust Pyramid Directed Account Cash Fund.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution, and El Paso Energy common stock, received through a 1996 merger transaction, were held in separate funds; however, participants could not direct contributions or fund transfers to these funds. Dividends earned by these funds were invested in Nations Cash Reserves. During 2000, these investments were liquidated and transferred at the participant's direction into the other investment options.

Vesting

All participants are 100 percent vested in their entire account balance in the Plan.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may request an in-service withdrawal. If a participant has not attained age 59-1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to employee contributions. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Employers' matching contributions credited to his account prior to January 1, 1993. Plan equity as of December 31, 2000 and 1999, includes amounts pending distribution to participants of $1,158,539 and $705,874, respectively (see Note 5).

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to The Wall Street Journal prime rate. Loan principal and interest repayments are made through payroll deductions.

Administration

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee). Bankers Trust Company serves as trustee of the Plan trust (the Trust).

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Corporate securities and registered investment companies are reported at quoted market value. Collective trust funds are valued by reference to published market data, as available, of the underlying assets. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include record-keeping, audit and trustee fees.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000 and 1999:

                                                                        2000             1999
                                                                    -------------    -------------
          Pactiv Corporation common stock                           $  19,530,068    $  22,774,732
          Tenneco Automotive Inc. common stock                                  -        4,208,384
          Bankers Trust Pyramid Directed Account Cash Fund                502,431          691,955
          Employers' contributions receivable                             290,079        1,948,448
          Other                                                           (40,810)           3,118
                                                                    -------------    -------------
                                Net assets                          $  20,281,768    $  29,626,637
                                                                    =============    =============

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2000, are as follows:

               Investment income-
                  Interest                                                        $       24,393
                  Repayment of loan interest                                             114,417
                  Net appreciation in fair value of
                    corporate securities                                               2,197,123
                                                                                  --------------
                                                                                       2,335,933

               Employers' contributions                                                7,895,368
               Interfund transfers                                                      (584,750)
               Withdrawals                                                            (1,775,620)
               Transfers to other plans                                              (17,215,800)
                                                                                  --------------

                                     Decrease in net assets                       $   (9,344,869)
                                                                                  ==============

4.  RISKS AND UNCERTAINTIES:

The Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000 and 1999:

                                                                             2000               1999
                                                                        -------------      -------------
Net assets available for Plan benefits per the financial statements     $ 170,615,240      $ 444,854,619
   Less- Amounts allocated to withdrawing participants                     (1,158,539)          (705,874)
                                                                        -------------      -------------

Net assets available for Plan benefits per the Form 5500                $ 169,456,701      $ 444,148,745
                                                                        =============      =============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2000:

Withdrawals per the financial statements                                                   $  38,160,951
   Add- Amounts allocated to withdrawing participants at December 31, 2000                     1,158,539
   Less- Amounts allocated to withdrawing participants at December 31, 1999                     (705,874)
                                                                                           -------------
Withdrawals per the Form 5500                                                              $  38,613,616
                                                                                           =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on August 19, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC). The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  TERMINATION OF THE PLAN:

Although Pactiv Corporation intends to continue the Plan, it reserves the right to terminate the Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

8.  PARTY IN INTEREST:

The Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund, which is managed by Bankers Trust Company. Bankers Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENTS (UNAUDITED):

In December 2000, Pactiv Corporation entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. These transactions closed in January 2001.

Effective January 1, 2001, the Plan was amended and restated. Pursuant to the amendment and restatement, the following Plan provisions changed: (a) employees are allowed to enter the Plan on the first day of the month following the completion of one month of service and (b) eligible employees may make contributions by payroll deduction of not less than 1 percent nor greater than 16 percent of their base salaries.

Effective July 2, 2001, the Plan will terminate its trustee agreement with Bankers Trust Company and enter into a new trust agreement with Fidelity Management Trust Company. Pursuant to the change in trustee, participants will have the ability to direct their investment into Pactiv Corporation common stock and 10 registered investment companies.

Effective July 2, 2001, the Plan's record-keeping function will transition to Fidelity Investment Institutional Operating Company, Inc.

                                                                        SCHEDULE

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000

                                                                                         Shares or                      Current
        Identity of Issue                        Description of Asset                    Face Value       Cost           Value
---------------------------------   ------------------------------------------------    -----------     -----------   ------------
Pactiv Corporation*                 Pactiv Corporation common stock                       2,327,367     $38,847,240   $ 28,801,162
Tenneco Automotive Inc.             Tenneco Automotive Inc. common stock                    212,539          (a)           637,616
Barclays Global Investors           Barclays Global Investors Equity Index Fund             564,655          (a)        20,864,003
Barclays Global Investors           Barclays Global Investors U.S. Debt Market
                                       Index Fund                                           192,316          (a)         2,994,357
Fidelity Investment Institutional
  Services Co.                      Fidelity Growth Company Fund                            639,390          (a)        45,671,609
INVESCO Funds Group, Inc.           INVESCO Total Return Fund                               222,492          (a)         5,880,475
Putnam Management Company           Putnam New Opportunities Fund                           350,773          (a)        20,562,296
Franklin Templeton                  Templeton Foreign Fund                                  482,494          (a)         4,988,993
Bank of America, N.A.               Nations Cash Reserves                                34,056,664          (a)        34,056,664
Bankers Trust Company*              Bankers Trust Pyramid Directed Account Cash Fund      2,167,955       2,167,955      2,167,955
                                                                                                                      ------------
Pactiv 401(k) Savings and           Participant loans receivable (interest rates
  Investment Plan*                     ranging from 7.75% to 8.5%)                      $ 2,964,925          (a)         2,964,925
                                                                                                                      ------------
                                             Total assets (held at end of year)                                       $169,590,055
                                                                                                                      ============

*Indicated party in interest.
(a)Cost omitted for participant-directed investments.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                        PACTIV 401(k) SAVINGS
                                        AND INVESTMENT PLAN



Date: June 28, 2001                     /s/  Henry M. Wells, III
                                        ----------------------------------------
                                                   Henry M. Wells, III
                                        Vice President and Chief Human Resources
                                        Officer and Member of Pactiv Corporation
                                                   Benefits Committee

                                INDEX TO EXHIBIT


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
23.1                       Consent of Independent Public Accountants